P.E. 12/31/01

0-31066

02012899

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2001

Rubicon Minerals Corporation

(Translation of Registrant's Name into English)

888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER 1 CDNX - SYMBOL: RMX JANUARY 2, 2002

ANGLOGOLD AND RUBICON ADD THREE PROPERTIES TO RED LAKE JOINT VENTURE

Drill-intensive exploration program planned for early 2002

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.CDNX)** announces that AngloGold (Canada) Exploration Company and Rubicon have agreed to add three additional Rubicon properties to their Red Lake Joint Venture (RLJV), including the strategically-located Adams Lake gold property.

The Adams Lake property comprises 116 claim units located in Balmer Township, approximately six kilometres east of the high-grade Campbell and Red Lake Mines. The property occupies a major regional fold closure at one apex of the Red Lake greenstone belt and includes the Adams Lake high grade gold occurrence which returned up to **2.76 oz/ton gold over 4.92 feet** from historical diamond drilling. As well, recent drilling by Goldcorp on its Far East Zone, which lies approximately four kilometres west of the Adams Lake gold property, has returned values up to 1.42 oz/ton over 27.3 feet (Goldcorp news release, December 12, 2001).

In exchange for vending the Adams Lake property into the RLJV, AngloGold has agreed to increase its total RLJV earn-in expenditure from C$4.5 to C$5.1 million. This amount would revert to C$4.5 million should the Adams Lake property cease to be part of the RLJV. In addition, the RLJV will carry out a minimum of $60,000 exploration on the Adams Lake property prior to December 31, 2002. AngloGold will make annual cash payments of $15,000 to Rubicon provided the Adams Lake property continues to be part of the RLJV.

The two other properties to be included in the RLJV are 11 claim units in the Slate Bay area in the vicinity of recent drilling by the RLJV and 13 patented claims in the west end of the Red Lake gold camp.

These three properties supplement an 81 square mile (210 square kilometre) regional prospective land position held by the RLJV on which a number of priority drill targets have been generated by work over the past two years. These targets will be tested by a drill-intensive 2002 exploration program of the joint venture lands.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 116 square miles (300 square kilometres) of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 3.76 million ounces of gold with an average grade of 2.02 ounces gold per ton.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

For more information, contact Bill Cavalluzzo, V.P. Investor Relations
Tel: 416.265.8049 E-mail: rubicon@rubiconminerals.com

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER 1 CDNX - SYMBOL: RMX

JANUARY 7, 2002

RUBICON TO ACQUIRE KEY McFINLEY GOLD PROJECT IN PROLIFIC RED LAKE GOLD CAMP, ONTARIO

- McFinley Gold Project on proven mine trend, with documented high-grade gold drill intercepts -

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.CDNX)** is very pleased to announce that the Company has signed an agreement with Dominion Goldfields Corporation (DGC), a private company, to acquire strategically located licences of occupation and one lease (the "McFinley Gold Project"), in the heart of Ontario's prolific Red Lake gold camp (Figure 1).

The McFinley Gold Project covers approximately four kilometres of strike length potential underlain by ultramafic rocks on the East Bay Trend. This trend is associated with a number of significant gold deposits, including the former Cochenour Mine (past production 1.2 million ounces gold at 0.56 oz/ton). The McFinley Gold Project lies approximately 5.2 kilometres NE of the former Cochenour Mine and 5.4 kilometres NW of the producing high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) Mines. Key features of the McFinley Gold Project are:

- ***High Geological Potential***
  The McFinley Gold Project has high potential for ultramafic-associated high-grade gold mineralization of Campbell-Red Lake type. Exploration for this deposit target has not been the focus of past work.

- ***Proven Gold Trend***
  The property lies along a proven gold producing trend and contains documented high-grade drill intercepts, including **1.2 oz/ton gold over 2 feet and 0.6 oz/ton gold over 3 feet.**

- ***Adjacent to Goldcorp's Abino Zone***
  The property is immediately adjacent to, and on strike with, Goldcorp's active Abino gold property which has been the focus of recent diamond drilling. In December 2001, Goldcorp reported results from Abino (Goldcorp news release, December 12, 2001) that include: 18.11 oz/ton gold over 2.5 ft (620.9 g/t over 0.77m) and 2.92 oz/ton gold over 4.9 ft (100 g/t Au over 1.52m). As shown in the attached Figure 1, the McFinley Gold Project lies on the extension of mineralized trends identified by Goldcorp.

- ***Underexplored***
  Because of legal and other issues, the McFinley Gold Project has not been explored since the mid-1980's and has only recently become available. It represents the last remaining key land package on the East Bay Trend.

- ***Right of First Refusal on published adjacent gold resources***
  Through the acquisition, Rubicon will have a right of first refusal on certain other adjacent claims, on which DGC may have certain lien rights, should they be acquired by DGC. These claims contain two published gold resources of 407,256 tons at 0.33 oz/ton and 19,118 tons at 2.75 oz/ton, respectively (source: Ontario government publications). Both zones are open for additional exploration. It is not known whether these published resources comply with more recent requirements of National Instrument 43-101.

David Adamson, President and CEO of Rubicon, said, "The McFinley Gold Project is a significant acquisition for Rubicon. It confirms Rubicon as an important player in one of the world's major high-grade gold districts and is the ideal complement to our already extensive land position. We expect McFinley to be the flagship of our Red Lake properties and believe it has high probability to yield high-grade gold intercepts in the near term."

Figure 1


N
1000
0
1000 Meters
2500
0
2500 Feet

RUBICON MINERALS CORPORATION RMX.CDNX
McFINLEY GOLD PROJECT LOCATION

Goldcorp Gold Zones*

Favourable Geological Trend

McFinley Gold Project

Rubicon / AngloGold

* Source: Goldcorp News Release, December 12, 2001

Property Transaction Summary

In order to acquire a 100% interest in the McFinley Gold Project, Rubicon has agreed to the following:

1) Following DGC shareholder and regulatory approvals, Rubicon will make a cash payment to DGC of C$800,000 and will issue 260,000 Common shares to DGC.

2) Rubicon will carry out US$325,000 in exploration work before September 30, 2003. Thereafter, it will spend US$325,000 in exploration in each of the following three years for a total of US$1,300,000.

3) Beginning in January 2004, Rubicon will make annual advance royalty payments of US$50,000 to DGC. These payments will be capped at US$1 million.

4) In the event that a positive production decision is reached on the property, following a positive and bankable feasibility study, Rubicon will make an additional advance royalty payment of US$675,000 to DGC. All advance royalties will be credited to any production royalties.

5) DGC will be granted a 2% NSR royalty, one quarter of which can be purchased by Rubicon at any time for US$675,000. Rubicon will have a right of first refusal on the remaining NSR.

6) DGC shareholders will vote on the proposed acquisition on or before January 31, 2002. DGC has agreed to cause sufficient votes to be cast in favour of the proposal subject to receiving a more favourable proposal before the shareholder vote. In the event a more favourable proposal is received, Rubicon shall have the right to match such proposal and DGC has agreed to vote in favour of Rubicon's matching proposal.

Non Brokered Private Placement Arranged to Finance Acquisition

In conjunction with the McFinley Gold Project acquisition, the Company also announces that it has secured a non-brokered, private placement financing where it will raise $800,000. Details of the financing are summarized below:

The Company will sell up to 1,538,461 units by way of a non-brokered private placement at a price of $0.52 per unit for proceeds of $800,000. Each unit will consist of one Common Share and a three-quarter Common Share Purchase Warrant. Each whole Common Share Purchase Warrant will entitle the holder to purchase one Common Share at a price of $0.65 per Common Share for a period of 18 months from the closing date. The units will be subject to a minimum four month hold period from the date of closing. The private placement is subject to acceptance for filing by the Canadian Venture Exchange and to the closing of the McFinley Gold Project acquisition.

Exploration Plans for the McFinley Gold Project

Subsequent to acquiring the asset, Rubicon will formulate an aggressive exploration plan for the McFinley Gold Project which will focus on diamond drilling. Rubicon will also consider expressions of interest from third parties.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 166 square miles (300 square kilometres) of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 3.76 million ounces of gold with an average grade of 2.02 ounces of gold per ton.

All dollars in this release are in Canadian funds unless specified otherwise.

Rubicon Minerals Corporation

" David W. Adamson "

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations
Toll free: 1.866.365.4706 E-mail: bcavalluzz@aol.com Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC V6E 4A6

RUBICON
MINERALS CORPORATION

NEWS RELEASE

TIER 1 CDNX - SYMBOL: RMX JANUARY 31, 2002

RUBICON CLOSES ACQUISITION OF KEY McFINLEY RED LAKE GOLD PROJECT

- Historical drill intercepts include 1.2 oz/ton gold over two feet and 0.6 oz/ton gold over three feet -

David W. Adamson, President and CEO of **Rubicon Minerals Corporation** (**RMX.CDNX**) is very pleased to announce that the Company has closed the agreement with Dominion Goldfields Corporation (DGC), for the acquisition of a 100% interest in the much-coveted and strategically located licences of occupation and one lease (the "McFinley Gold Project"), in the heart of Ontario's prolific Red Lake gold camp (Figure 1).

The McFinley Gold Project lies along a proven gold producing trend and covers approximately four kilometres of strike length potential. It is underlain by ultramafic rocks on the East Bay Trend which is associated with a number of significant high-grade gold deposits including the former Cochenour Mine (past production 1.2 million ounces gold at 0.56 oz/ton). The property is also approximately 5.2 kilometres NE of and 5.4 kilometres NW of the producing high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) mines.

The Project is immediately adjacent to, and on strike with, Goldcorp's active Abino Zone, which has been the focus of recent diamond drilling. In December 2001, Goldcorp reported results from Abino (Goldcorp news release, December 12, 2001) that include: 18.11 oz/ton gold over 2.5 feet (620.9 g/t over 0.77 metres) and 2.92 oz/ton gold over 4.9 feet (100 g/t Au over 1.52 metres). As shown in the attached Figure 1, the McFinley Gold Project lies on the extension of mineralized trends identified by Goldcorp.

As part of the agreement, Rubicon also acquires a right of first refusal on certain other adjacent claims, on which DGC may have certain lien rights, should they be acquired by DGC. These claims contain two published gold resources of 407,256 tons at 0.33 oz/ton and 19,118 tons at 2.75 oz/ton, respectively (source: Ontario government publications).

Mr. Adamson, said, "The McFinley Gold Project is a very significant acquisition for Rubicon. We have successfully outbid the competition and have already received strong expressions of interest from potential partners. We are currently evaluating ways to best advance the project in order to maximize benefit to shareholders."

The private placement announced January 7, 2002 at the same time as the McFinley Gold Project acquisition, for gross proceeds of $800,000 has closed in the increased amount of $841,586. The securities have a hold period until May 30, 2002.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 166 square miles (300 square kilometres) of land holdings in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two world class gold mines including Goldcorp's Red Lake Mine which has a reserve of 3.76 million ounces of gold with an average grade of 2.02 ounces of gold per ton.

RUBICON MINERALS CORPORATION

"David W. Adamson"

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations
Toll free: 1.866.365.4706 E-mail: bcavalluzz@aol.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC V6E 4A6

Figure 1


McFinley Gold Project
Rubicon 100% Interest
N
Rubicon / AngloGold
Rubicon / AngloGold
Goldcorp's Abino Zone*
18.11 oz/ton Au over 2.5 feet
and 2.92 oz/ton Au over 4.9 feet
Goldcorp's Chevron Zone*
1000 0 1000 Meters
2500 0 2500 Feet

RUBICON MINERALS CORPORATION RMX.CDNX
McFINLEY GOLD PROJECT LOCATION

Goldcorp Gold Zones*

McFinley Gold Project

Favourable Geological Trend

Rubicon / AngloGold

* Source: Goldcorp News Release, December 12, 2001

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

Rubicon Minerals Corporation
888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Telephone: (604) 623-3333

2. **State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange Inc., but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

Yes

3. **Describe the type of security and the aggregate number distributed.**

1,618,463 units, each unit consisting of one common share and three-quarters of a non-transferable common share purchase warrant. One whole warrant entitles the holder to purchase one common share in the capital stock of the Company for a period of 18 months from the closing date at a price of $0.65 per share.

4. **Date of the distribution(s) of the security.**

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.**

Section 74(2)(4) of the *Securities Act*, Section 128(h) of the Rules to the *Securities Act* and BCI 72-503.

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Anna Clark 11129 85A Avenue Delta, BC V4C 2V2	192,307	$0.52	$99,999.64	S. 74(2)(4)
Bank von Ernst & Co Ltd 14, rue de Rhone CH-1204 Geneva	192,308	$0.52	$100,000.16	BCI 72-503
Robert Disbrow 2100 – 400 Burrard St. Vancouver, BC V6E 3A6	192,310	$0.52	$100,001.20	S. 74(2)(4)
Blayne Johnson 3281 Thompson Crescent West Vancouver, BC V7V 3E8	384,616	$0.52	$200,000.32	S. 74(2)(4)
David Lyall 2100 – 400 Burrard Street Vancouver, BC V6E 3A6	192,307	$0.52	$99,999.64	S. 74(2)(4)
David MacKenzie #101 – 1108 Austin Avenue Coquitlam, BC V3K 3P5	80,000	$0.52	$41,600.00	S. 128 (h)
John Tognetti 2100 – 400 Burrard Street Vancouver, BC V6E 3A6	192,307	$0.52	$99,999.64	S. 74(2)(4)
Trevor Wilson 2848 Bellevue Avenue West Vancouver, BC V7V 1E8	192,308	$0.52	$100,000.16	S. 74(2)(4)

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$741,600.60

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

   N/A

9. If the distribution of the security was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   N/A

10. If the distribution of the security was under section 128(h) of the Rules, state:

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

        One

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

        $76,600

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this _____ day of ___________________, 2002.

RUBICON MINERALS CORPORATION
Name of Issuer *(please print)*

Per: [signature]
Signature of authorized signatory

Michael J. Gray, Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR THE *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "*British Columbia Securities Commission*".

COPY

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re: Rubicon Minerals Corporation (the "Issuer").

Trading Symbol: RMX .

Date: ____________, 2002 .

Date of Exchange Conditional Acceptance: January , 2002

Total Number and Type of Security: 1,618,463 units, each Unit consisting of one common share and three-quarters of a non-transferable common share purchase warrant .

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date**	*Insider=Y ProGroup=P Not Applicable=N/A
See attached Schedule A						

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary approvals?

YES X NO ______

If NO, please explain: ______________________.

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders, and provide the date on which shareholder approval has been or will be obtained for the transaction.

3. A Form 4D - Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual.

YES __X__ NO _______

If the Form 4D on file does not contain current information, a new Form, or amendment to the Form, must be submitted by the placee.

SCHEDULE "A"

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date**	*Insider= Y ProGroup =P Not Applicable =N/A
Anna Clark 11129 85A Avenue Delta, BC V4C 2V2	192,307	$0.52	S. 74(2)(4)	430,000 shares and 262,500 warrants	Jan. 17/02	N/A
Bank von Ernst & Co Ltd 14, rue de Rhone CH-1204 Geneva	192,308	$0.52	BCI 72-503	100,000 shares	Jan. 18/02	N/A
Robert Disbrow 2100 – 400 Burrard St. Vancouver, BC V6E 3A6	192,310	$0.52	S. 74(2)(4)	50,000 shares	Jan. 17/02	P
Blayne Johnson 3281 Thompson Crescent West Vancouver, BC V7V 3E8	384,616	$0.52	S. 74(2)(4)	460,000 shares	Jan. 23/02	N/A
David Lyall 2100 – 400 Burrard Street Vancouver, BC V6E 3A6	192,307	$0.52	S. 74(2)(4)	307,700 shares	Jan. 17/02	P
David MacKenzie #101 – 1108 Austin Avenue Coquitlam, BC V3K 3P5	80,000	$0.52	S. 128 (h)	105,300 shares	Jan. 17/02	N/A
John Tognetti 2100 – 400 Burrard Street Vancouver, BC V6E 3A6	192,307	$0.52	S. 74(2)(4)	2,825,276 shares and 690,000 warrants	Jan. 17/02	Y
Trevor Wilson 2848 Bellevue Avenue West Vancouver, BC V7V 1E8	192,308	$0.52	S. 74(2)(4)	100,000 shares and 50,000 warrants	Jan. 16/02	N/A

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: Rubicon Minerals Corporation ______________________ (the "Issuer").

Trading Symbol: RMX ______________________ .

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated ____________________, 2002 .

Michael J. Gray
Name of Director or Senior Officer

[signature]
Signature

Secretary
Official Capacity

[redacted]

January 22, 2002

Reid & Company
Barristers & Solicitors
Suite 1040 Guinness Tower
1055 West Hastings St.
Vancouver, BC
V6E 2E9

Attention: Donna Ornstein

Dear Sir\Madame:

Re: Rubicon Minerals Corporation (the "Company") - Submission #71206
Minor Property Transaction. Your File No. 951104

The Canadian Venture Exchange ("CDNX") acknowledges receipt of your letter dated January 21, 2002, and supporting documents pertaining to the above-noted submission. The purpose of this letter is to inform you that the proposed transaction has been conditionally accepted by CDNX.

Final acceptance of this submission will be conditional upon the Company satisfying the filing requirements as outlined in Policy 5.3, Section 5, of the CDNX Corporate Finance Manual:

> "Within 30 days after the Exchange's conditional acceptance and before closing of the acquisition, the Issuer must submit to the Exchange the following documents...".

The Company must not close the transaction until it has received final acceptance from CDNX.

This filing will be reviewed simultaneously with the associated private placement financing (under submission #71207)

This fax will be the only copy you receive. Should you have any questions, please call me at (604) 643-6528 / FAX: (604) 844-7502.

Yours truly,

Sean Joe
Analyst, Corporate Finance

SJ\le
cc: BC Securities Commission, Attention: Corporate Finance
Rubicon Minerals Corp.

File: ::ODMA\PCDOCS\DOCP\838867\1

[redacted]

January 22, 2002

Reid & Company
Barristers & Solicitors
Suite 1040 Guinness Tower
1055 West Hastings St.
Vancouver, BC
V6E 2E9

Attention: Donna Ornstein

Dear Sir\Madame:

**Re: Rubicon Minerals Corporation (the "Company") - Submission #71207
Private Placement, Part and Parcel. Your File No. 951104**

Further to the Company's news release dated January 7, 2002, and your notice letter dated January 21, 2002, this is to advise that the Company's proposed private placement of up to 1,618,463 shares at a price of $0.52 per share with 1,213,847 non transferable warrants attached to purchase 1,213,847 shares at a price of $0.65 per share if exercised within eighteen (18) months from closing date is conditionally acceptable to CDNX (the "Exchange").

Final acceptance of this private placement is subject to Exchange acceptance for filing of the McFinley Property acquisition as disclosed in the Company's news release dated January 7, 2002.

Please note the requirements of Policy 4.1, specifically:

- Final acceptance of the private placement is subject to the filing, within 45 days from the date of the Notice, of the documentation required. Please identify in the filing the specific statutory exemption(s) relied on for the issuance. It is the responsibility of the Company to determine the compatibility of the Securities Act exemption(s) used and to meet all the legal requirements of the exemption(s).

- The Exchange, in its discretion, may refuse to provide Final Acceptance in regard to the subscription of one or more subscribers.

- The Exchange reserves the right to review the price of the private placement at the time the documentation is filed if a material change in the affairs of the Company is announced during the filing period.

- Shareholder approval may be required if the private placement results in a new Control Person being created, or if any one shareholder obtains more than 50% of the company's stock.

- Upon closing, a press release must be issued by the Company, including the expiry dates of the hold period(s) for both the securities issued in the private placement, as well as any securities issued as bonuses, finders' fees or commissions in connection with the private placement.

The Exchange does not require a Filing Statement.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ/lc

cc: BC Securities Commission, Attention: Corporate Finance
Rubicon Minerals Corporation

File: ::ODMA\PCDOCS\DOCP\838853\1

[redacted]

January 28, 2002

Reid & Company
Barristers & Solicitors
Suite 1040 Guinness Tower
1055 West Hastings St.
Vancouver, BC
V6E 2E9

Attention: Donna L. Ornstein

Dear Sirs\Mesdames:

RE: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition - Submission No. 71206

This is to confirm that the CDNX has accepted for filing documentation of an Option Agreement dated January 3, 2002 between the Company and Dominion Goldfields Corporation (the 'Optionor', insiders: Chris Theodoropoulos and the Scottish Amicable Investment Managers Limited) whereby the Company may acquire a 100% interest in mineral properties known as the McFinley Properties (the 'Property') represented by 25 mining licenses and a mining lease (#104721) located in the Bateman Township, Red Lake Area, Ontario.

In order to acquire a 100% interest in the Property, the Company is to make a cash payment of $800,000, issue 260,000 common shares of the Company, and incur total exploration expenditures of US$1,300,000 (an initial US$325,000 on or before September 30, 2003) on the Property. Beginning January 2004, the Company will make annual advance royalty payments of US$50,000 to the Optionor. These payments are capped at US$1,000,000.

The Optionor retains a 2% net smelter return. One-quarter percent (0.25%) of the NSR may be purchased by the Company for US$675,000.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\le

cc: BC Securities Commission, Attention: Corporate Finance
Rubicon Minerals Corporation

File: ::ODMA\PCDOCS\DOCP\842449\1

[redacted]

January 28, 2002

Reid & Company
Barristers & Solicitors
Suite 1040 Guinness Tower
1055 West Hastings St.
Vancouver, BC
V6E 2E9

Attention: Donna L. Ornstein

Dear Sirs\Mesdames:

RE: RUBICON MINERALS CORPORATION ("RMX")
Private Placement-Non-Brokered – Submission No. 71207

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced January 7, 2002:

Number of Shares:	1,618,463 shares
Purchase Price:	$0.52 per share
Warrants:	1,213,847 non-transferable share purchase warrants to purchase 1,213,847 shares
Warrant Exercise Price:	$0.65 for an eighteen month period
Number of Placees:	8 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P**	**# of Shares**
Robert Disbrow	P	192,310
David Lyall	P	192,307
John Tognetti	Y	192,307

The Company must issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.

Reid & Company
January 28, 2002
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\le

cc: BC Securities Commission, Attention: Corporate Finance
Rubicon Minerals Corporation

File: ::ODMA\PCDOCS\DOCT\842434\1

FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN EVNELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

Item 1. **Name and Address of Reporting Issuer**

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, British Columbia
V6E 4A6

Item 2. **Date of Material Change**

January 30, 2002

Item 3. **Date and Place of Issuance of Press Release**

January 31, 2002, Vancouver, British Columbia

Item 4. **Summary of Material Change**

The Company announced that it closed the agreement with Dominion Goldfields Corporation (DGC), for the acquisition of a 100% interested in the licences of occupation and one lease (the "McFinley Gold Project"), in the Red Lake gold camp, Ontario.

Item 5. **Full Description of Material Change**

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.CDNX)** is very pleased to announce that the Company has closed the agreement with Dominion Goldfields Corporation (DGC), for the acquisition of a 100% interest in the much-coveted and strategically located licences of occupation and one lease (the "McFinley Gold Project"), in the heart of Ontario's prolific Red Lake gold camp.

The McFinley Gold Project lies along a proven gold producing trend and covers approximately four kilometres of strike length potential. It is underlain by ultramafic rocks on the East Bay Trend which is associated with a number of significant high-grade gold deposits including the former Cochenour Mine (past production 1.2 million ounces gold at 0.56 oz/ton). The property is also approximately 5.2 kilometres NE of and 5.4

kilometres NW of the producing high-grade Campbell (Placer Dome) and Red Lake (Goldcorp) mines.

The Project is immediately adjacent to, and on strike with, Goldcorp's active Abino Zone, which has been the focus of recent diamond drilling. In December 2001, Goldcorp reported results from Abino (Goldcorp news release, December 12, 2001) that include: 18.11 oz/ton gold over 2.5 feet (620.9 g/t over 0.77 metres) and 2.92 oz/ton gold over 4.9 feet (100 g/t Au over 1.52 metres). As shown in the attached Figure 1, the McFinley Gold Project lies on the extension of mineralized trends identified by Goldcorp.

As part of the agreement, Rubicon also acquires a right of first refusal on certain other adjacent claims, on which DGC may have certain lien rights, should they be acquired by DGC. These claims contain two published gold resources of 407,256 tons at 0.33 oz/ton and 19,118 tons at 2.75 oz/ton, respectively (source: Ontario government publications).

Mr. Adamson, said, "The McFinley Gold Project is a very significant acquisition for Rubicon. We have successfully outbid the competition and have already received strong expressions of interest from potential partners. We are currently evaluating ways to best advance the project in order to maximize benefit to shareholders."

The private placement announced January 7, 2002 at the same time as the McFinley Gold Project acquisition, for gross proceeds of $800,000 has closed in the increased amount of $841,586. The securities have a hold period until May 30, 2002.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Name & Business Telephone Number of Senior Officer to Contact**

Mr. David W. Adamson, President & CEO
(604) 623-3333

Item 9. **Statement of Senior Officer**

The Undersigned, being a senior officer of the reporting issuer, hereby attests that the foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, the 1st day of February, 2002.

(Signature)

David W. Adamson, President & CEO

(name of officer – please print)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

By: ______________________
Michael J. Gray
CFO

Date: February 1, 2002